UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*
VISHAY INTERTECHNOLOGY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

928298108
(CUSIP Number)

Ruta Zandman
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
(610) 644-1300
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

March 19, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Ruta Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,470,649
	8	SHARED VOTING POWER 8,616,834
	9	SOLE DISPOSITIVE POWER 238,100
	10	SHARED DISPOSITIVE POWER 8,616,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,087,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Marc Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,119
	8	SHARED VOTING POWER 8,616,834
	9	SOLE DISPOSITIVE POWER 29,119
	10	SHARED DISPOSITIVE POWER 8,616,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,645,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Ziv Shoshani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,251
	8	SHARED VOTING POWER 8,616,834
	9	SOLE DISPOSITIVE POWER 23,251
	10	SHARED DISPOSITIVE POWER 8,616,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,640,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 9, 2014 (as amended, the "Schedule 13D") by Mrs. Ruta Zandman, Mr. Marc Zandman, and Mr. Ziv Shoshani (collectively, the "Reporting Persons).  This Amendment relates to the transfer of certain shares of Class B Common Stock, par value $0.10 per share ("Class B Common Stock") issued by Vishay Intertechnology, Inc. ("Company") from each of the Estate of Dr. Felix Zandman and the Dr. Felix Zandman Family Trust to Trust B Share II Trust under Article Fifth of the Felix Zandman Family Trust U/A 1/14/11 ("Trust B").  Each of the Reporting Persons is a co-trustee of Trust B and shares voting and dispositive power with respect to Class B Common Stock held by Trust B.  Such transfer was effected pursuant to the estate plan of Dr. Felix Zandman and the terms of the Amended and Restated Trust Agreement dated January 14, 2011 made by Dr. Felix Zandman.

Items 2 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.
(a) - (c)	This statement on Schedule 13D is being filed by (A) Mrs. Ruta Zandman, individually and as (i) executrix of the Estate of Dr. Felix Zandman, (ii) co-trustee of Trust B; and (iii) the Voting Representative under the Voting Agreement; (B) Mr. Marc Zandman, individually and as co-trustee of Trust B; and (C) Mr. Ziv Shoshani, individually and as co-trustee of Trust B (collectively, the "Reporting Persons").
Mrs. Zandman serves as a director of the Company.  Mr. Zandman serves as the Executive Chairman of the Board of Directors of the Company and its Chief Business Development Officer, as well as the Chairman of the Board of Directors of Vishay Precision Group, Inc. ("VPG").  Mr. Shoshani services as the Chief Executive Officer of VPG, in addition to serving on the Boards of Directors of the Company and VPG. The business address of the Reporting Persons and the Company is 63 Lancaster Avenue, Malvern, Pennsylvania 19355.
Item 5.	Interest in Securities of the Issuer.
(a), (b)  The aggregate number and percentage of shares set forth in this Item 5 and on the cover pages hereto of the Company's common stock, par value $0.10 per share ("Common Stock") owned by each Reporting Person are (i) based upon 135,440,811 shares of Common Stock and 12,129,227 shares of Class B Common Stock outstanding as of February 16, 2015, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 19, 2015, (ii) assume the exercise of all options to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person, and (iii) assume the conversion into Common Stock of all of the shares of Class B Common Stock beneficially owned by such Reporting Person.
Mrs. Zandman may be deemed to beneficially own an aggregate of 11,087,483 shares of Common Stock as a result of her beneficial ownership of (i) 200,683 shares of Common Stock owned directly by her (the "Owned Shares"), (ii) 37,417 shares of Common Stock owned by the Estate of Dr. Felix Zandman for which Mrs. Zandman is the executrix (the "Estate Shares"), (iii) 8,616,834 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by Trust B (the "Trust B Shares"), and (iv) 2,232,549 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to the Voting Agreement pursuant to which Mrs. Zandman, as Voting Representative, may direct the voting of such shares (the "Voting Agreement Shares").  This aggregate number represents approximately 7.6% of the total shares of the Company's Common Stock currently outstanding (assuming conversion of all Class B Common Stock).  As the Class B Common Stock is entitled to 10 votes per share, the shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide her with sole or shared voting power over 42.4% of the Common Stock.
Mrs. Zandman may be deemed to have the sole power to vote or direct the vote of 2,470,649 shares of Common Stock, comprised of the Owned Shares, the Estate Shares and the Voting Agreement Shares.
Mrs. Zandman may be deemed to have the sole power to dispose or direct the disposition of the Owned Shares and the Estate Shares.
Mrs. Zandman may be deemed to have shared dispositive power and voting power over the Trust B Shares.
Mr. Zandman may be deemed to beneficially own an aggregate of 8,645,953 shares of Common Stock as a result of his beneficial ownership of (i) 27,619 shares of Common Stock issuable upon the exercise of options to purchase Common Stock held directly by him, (ii) the Trust B Shares, (iii) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock held directly by Mr. Zandman; and (iv) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock owned by one of Mr. Zandman's children. This aggregate number represents approximately 6.0% of the total shares of the Company's Common Stock currently outstanding (assuming conversion of all Class B Common Stock).  The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by Mr. Zandman currently provide him with sole or shared voting power over 33.6% of the Common Stock.  Mr. Zandman may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock.
Mr. Shoshani may be deemed to beneficially own an aggregate of 8,640,085 shares of Common Stock as a result of his beneficial ownership of (i) 23,251 shares of Common Stock held directly by him and (ii) the Trust B Shares.  This aggregate number represents approximately 6.0% of the total shares of the Company's Common Stock currently outstanding.  The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by Mr. Shoshani currently provide him with sole or shared voting power over 33.6% of the Common Stock.  Mr. Shoshani may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2015
/s/ Ruta Zandman
Ruta Zandman

/s/ Marc Zandman
Marc Zandman

/s/ Ziv Shoshani
Ziv Shoshani